UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                 X                                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                 No                  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                 No                  X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in accordance with the provisions of Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

BBVA hereby announces that on November 18, 2021, at 14:30 (Madrid time), a meeting with analysts and investors (Investor Day) will be held, through telematic means, regarding BBVA’s Group current position and business outlook.

The documentation to be presented will be disclosed prior to the start of the event through its notification to the CNMV and publication on BBVA’s corporate website (www.bbva.com).

The meeting can be followed via BBVA’s corporate website (www.bbva.com).

A recording of the presentation will also be available on the above website, for a period of at least one month.

Madrid, November 16, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 16, 2021	By: /s/ Patricia Bueno Olalla

Name: Patricia Bueno Olalla

Title: Investor Relations Manager